Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

08005757

SUPPL

MACQUARIE

29 October 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
NOV 13 2008
THOMSON REUTERS

SEC Mail
Mail Processing
Section
OCT 31 2008
Washington, DC
106

cag_cosec_syd_prd/68580_1

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE SELLS ITS HONG KONG INTERESTS IN MACQUARIE GOODMAN ASIA

SYDNEY, 28 October 2008 – Macquarie Group Limited (Macquarie) advises that its banking subsidiary, Macquarie Bank Limited, has sold its interests in the Hong Kong platform of Macquarie Goodman Asia (MGA) to joint venture partner, Goodman Group (Goodman) for $A200 million.

The transaction will result in Macquarie booking a small net profit after tax, which will be brought to account in the half year to 31 March 2009.

Goodman will purchase Macquarie's interests in MGA's Hong Kong platform comprising:

- 50% of the shares in MGA, the manager of Macquarie Goodman Hong Kong Logistics Fund (MGLF-HK);
- 25% interests in two Hong Kong development projects, Interlink and Seaview; and
- its units in MGLF-HK.

Macquarie has also sold its rights to 50% of any new fund management business that Goodman establishes in Asia, excluding Japan.

Macquarie Group Chief Financial Officer Greg Ward said: "This is a good opportunity for Macquarie and it is the right time to realise the value in these interests to allow us to redeploy capital into new and existing growth opportunities.

"This announcement reflects our long held real estate strategy of investing with partners to build businesses to maturity."

Macquarie continues to build its extensive pan-Asian platform covering nine countries.

Contacts:

Fiona Tyndall, Macquarie Group, Corporate Communications	+612 8232 9323
Richard Nelson, Macquarie Group, Investor Relations	+612 8232 5008

END